SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2024 (Report No. 3)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Merger Agreement

On September 25, 2024, Nano Dimension Ltd. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Nano US II, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Company (“Merger Sub”), and Markforged Holding Corporation, a Delaware corporation (“Markforged”), pursuant to which Merger Sub will merge with and into Markforged, with Markforged surviving the merger as an indirect wholly owned subsidiary of the Company (the “Merger”). Following the closing of the Merger (the “Closing”), Common Stock (as defined below) will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $0.0001 per share, of Markforged (“Common Stock”) (other than (i) shares of Markforged preferred stock par value $0.0001 per share (“Preferred Stock”), (ii) shares of Common Stock held by Markforged as treasury stock or otherwise held directly by a Markforged subsidiary, the Company or Merger Sub, and (iii) shares of Common Stock held by Markforged stockholders that are entitled to, and have properly demanded appraisal for such shares, in accordance with, and have complied in all respects with, Section 262 of the Delaware General Corporation Law (such shares, “Dissenting Shares” and together with clauses (i)-(ii), the “Excluded Shares”)), will be converted automatically into the right to receive an amount in cash equal to $5.00 per share (the “Per Share Merger Consideration”), without interest and less any applicable tax withholdings. Immediately prior to the Effective Time, each Excluded Share, other than Dissenting Shares, will be cancelled and cease to exist and no consideration will be paid or payable in respect thereof. At the Effective Time, (i) each Dissenting Share will no longer be outstanding and will automatically be cancelled and cease to exist, and such Dissenting Stockholder (as defined in the Merger Agreement) will cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Stockholders’ Dissenting Shares in accordance with the provisions of Section 262 of the Delaware General Corporation Law, and (ii) each share of Common Stock that is issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be converted into the right to receive the Per Share Merger Consideration.

Stock Options. Pursuant to the Merger Agreement, at the Effective Time, each In-the-Money Company Stock Option (as defined in the Merger Agreement) that is outstanding, vested and unexercised immediately prior to the Effective Time will be cancelled, and the holder of such In-the-Money Company Stock Option shall be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Per Share Merger Consideration for each Net Share (as defined in the Merger Agreement) covered by such In-the-Money Company Stock Option, without interest and less applicable tax withholdings. For the avoidance of doubt, any Out-of-the-Money Company Stock Option (as defined in the Merger Agreement) will be cancelled, and the holder thereof will receive no consideration therefor.

Restricted Stock Unit Awards. Each restricted stock unit of Markforged (each, a “Markforged RSU”) unvested and outstanding immediately prior to the Effective Time will be automatically cancelled and replaced with a grant by the Company of restricted share units (“Replacement RSUs”) on similar terms and conditions as were applicable to the Markforged RSUs under the Markforged incentive award plan immediately prior to the Effective Time, except that (i) any continued employment or service requirement will be based on the applicable Continuing Company Employee’s (as defined in the Merger Agreement) continued employment or service with the Company or its subsidiaries, including the surviving corporation, (ii) except as otherwise agreed between Parent and the holder of the Markforged RSUs, each holder of such unvested Markforged RSU will have the right to elect to either (a) have the existing vesting schedule for such unvested Markforged RSU apply to the Replacement RSU that is replacing such unvested Markforged RSU or (b) receive an additional number of Replacement RSU in accordance with certain terms, and (iii) the number of Company ordinary shares, par value NIS 5.00 per share (the “Ordinary Shares”), underlying the Replacement RSUs will be determined by multiplying the number of shares of Common Stock issuable upon vesting of the Markforged RSUs immediately prior to the Effective Time by the quotient obtained by dividing (a) the Per Share Merger Consideration by (b) the volume weighted average price of an American Depositary Share of the Company (representing a beneficial interest in one (1) Ordinary Share) for the ten (10) consecutive trading days ending on (and including) the trading day that is immediately preceding the day that is three (3) days prior to the Closing, rounding down to the nearest whole number of shares and subject to certain customary reductions.

Warrants. Each warrant to purchase shares of Common Stock that is outstanding immediately prior to the Effective Time (each, a “Markforged Warrant”) will, in accordance with its terms, automatically and without any action on the part of the holder of the Markforged Warrant or Markforged, cease to represent a Markforged Warrant exercisable for Common Stock and will only represent the right to receive the Per Share Merger Consideration that the holder of such Markforged Warrant would have received if such Markforged Warrant had been exercised for Common Stock immediately prior to the Effective Time.

Earnout Shares. Pursuant to the Merger Agreement, at the Effective Time and without any action on the part of the recipient thereof, such recipient’s right to receive any Company Earnout Shares (as defined in the Merger Agreement) will be cancelled and the holders of such rights to receive Company Earnout Shares will be entitled to receive, in full satisfaction of the rights of such holder with respect to each Company Earnout Shares it is entitled to receive, a cash payment equal to the Per Share Merger Consideration that would be payable in accordance with the Merger Agreement in respect of a share of Common Stock.

Board Representation and Governance. Pursuant to the Merger Agreement, the Board of Directors of Markforged will resign from office effective as of the Effective Time and the Board of Directors of Merger Sub will become the Board of Directors of Markforged. Unless otherwise determined by the Company, the officers of Markforged immediately prior to the Effective Time will continue to be the officers of Markforged. There will be no change to the Company’s Board of Directors as a result of the Merger.

Conditions to the Closing. The consummation of the Merger is subject to customary closing conditions, including, among other things:

●	the requisite approval of the Transaction Proposals (as defined in the Merger Agreement) by Markforged’s stockholders;

●	the receipt of certain other regulatory approvals by applicable governmental authorities, including CFIUS Approval (as defined in the Merger Agreement);

●	the absence of injunctions or legal restraints that have the effect of preventing the consummation of the Merger and the fulfillment of any conditions imposed by a Governmental Authority (as defined in the Merger Agreement);

●	the absence of a material adverse effect with respect to Markforged after the date of the Merger Agreement; and

●	subject to certain materiality thresholds, the accuracy of the representations and warranties made by Markforged, on the one hand, and the Company and Merger Sub, on the other hand, and performance or compliance in all material respects by all parties to the Merger Agreement with their respective obligations and covenants required to be performed or complied with thereunder.

Representations, Warranties and Covenants. The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among others: (i) with respect to the conduct of the business of Markforged and the Company and their respective subsidiaries prior to the Closing; (ii) providing that Markforged and the Company use their reasonable best efforts to obtain all necessary regulatory approvals; (iii) providing that Markforged and the Company cooperate in the preparation of a proxy statement (the “Proxy Statement”) to be filed by Markforged with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the solicitation of proxies from Markforged’s stockholders at Markforged’s stockholders’ meeting for the adoption and approval of the Transaction Proposals; and (iv) requiring that Markforged not solicit or negotiate with third parties regarding alternative transactions, comply with certain related restrictions and cease discussions regarding alternative transactions.

Termination of the Merger Agreement. Subject to certain limited exceptions, the Merger Agreement may be terminated by:

(1)	mutual written consent of Markforged and the Company;

(2)	either Markforged or the Company, if the Merger is not consummated on or before June 25, 2025 (the “End Date”), provided, however, that each of Markforged and the Company will be entitled to extend the End Date to September 25, 2025 if any of the required regulatory approvals have not been obtained at the applicable End Date but all other specified conditions to the Closing have been satisfied at such time (or are capable of being satisfied at the Closing);

(3)	either Markforged or the Company, if (a) any governmental entity that must grant a required regulatory approval under the Merger Agreement has denied approval of the Merger and such denial has become final and non-appealable or (b) any court or governmental entity of competent jurisdiction issues a final and non-appealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger;

(4)	either Markforged or the Company, if the requisite approval of Markforged’s stockholders is not obtained following a vote taken thereon at the meeting (subject to valid adjournment and postponement of any such meeting);

(5)	either Markforged or the Company, if the other party breaches or fails to perform any of its covenants or agreements contained in the Merger Agreement, or if any of the representations or warranties of either Markforged, the Company or Merger Sub contained in the Merger Agreement fails to be true and correct, such that the conditions to closing of the transactions contemplated by the Merger Agreement would not be satisfied at the closing of the Merger, and such other party has not cured such breach within 30 days of notice from the terminating party of its intent to terminate;

(6)	Markforged, at any time prior to the requisite approval of Markforged’s stockholders, in order to accept a Superior Proposal (as defined in the Merger Agreement) and enter into the Specified Agreement (as defined in the Merger Agreement) relating to such Superior Proposal, if (i) such Superior Proposal shall not have resulted from any breach of the terms of the Merger Agreement, (ii) Markforged’s Board of Directors, after satisfying all of the requirements set forth in the Merger Agreement, shall have authorized Markforged to enter into a Specified Agreement with respect to the consummation of such Superior Proposal and (iii) Markforged has paid the Company Termination Fee (as defined below), and has entered into the Specified Agreement, substantially concurrently with the termination of the Merger Agreement; and

(7)	the Company, if Markforged’s Board of Directors, or any committee thereof, modifies its recommendation to Markforged’s stockholders with respect to the Transaction Proposals.

Termination Fees and Expenses. In the event that the Merger Agreement is terminated because the required approval of Markforged’s stockholders of the Transactions Proposals is not obtained following a vote taken thereon at the Company’s stockholders’ meeting (other than if such termination occurs at such time as the Company was entitled to terminated the Merger Agreement pursuant to item (7) above), Markforged will be required to pay the Company’s reasonable, documented out-of-pocket fees and expenses, not to exceed $4.0 million (the “Termination Expenses”) within five (5) business days of such termination.

In the event that the Merger Agreement is terminated (i) by the Company pursuant to item (7) above, (ii) by the Company or Markforged pursuant to item (4) above at such time as the Company was entitled to terminate the Merger Agreement pursuant to item (7) above, or (iii) by the Company pursuant to item (6) above, Markforged will be required to pay the Company, a cash fee equal to $4.6 million (the “Company Termination Fee”) within five (5) business days of any such termination.

Subject to the terms and conditions of the Merger Agreement, in the event that (i) the Merger Agreement is terminated by the Company or Markforged pursuant to item (2) or item (4) above; (ii) an Acquisition Proposal (as defined in the Merger Agreement) with respect to Markforged is publicly proposed or disclosed and (iii) within twelve (12) months of such termination, an Acquisition Proposal with respect to Markforged is consummated or a definitive agreement is entered into with respect thereto, Markforged will be required to pay the Company, the Company Termination Fee on or prior to the date that is the earlier of (x) the date such Acquisition Proposal is consummated and (y) the date of entry of such definitive agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of Markforged and the Company in connection with the signing of the Merger Agreement or in filings and reports of the parties with the SEC. These confidential disclosure schedules contain information that modify, qualify and create exceptions to the representations, warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Markforged and the Company rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about the Company. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting and Support Agreements

As an inducement to the Company entering into the Merger Agreement, on September 25, 2024, certain executive officers and directors of Markforged and certain of their affiliates (collectively , the “Stockholders”), who collectively beneficially own securities representing approximately 37% of the voting power of Markforged, entered into Voting and Support Agreements with the Company (collectively, the “Voting Agreements”), pursuant to which the Stockholders have agreed to, among other things, vote their securities (i) in favor of the approval and adoption of the Merger Agreement, (ii) against any Acquisition Proposal, (iii) against any amendment to Markforged’s certificate of incorporation or bylaws that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, (iv) in favor of any proposal to adjourn or postpone any such meeting of Markforged’s stockholders to a later date if there are not sufficient votes to approve and adopt the Merger Agreement and (v) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Markforged under the Merger Agreement or that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, subject to the terms and conditions set forth in the Voting Agreements.

The foregoing description of the Voting Agreements is qualified in its entirety by the full text of the Form of Voting Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Investor Presentation

On September 26, 2024, the Company and Markforged will be holding a joint investor call in connection with the announced Merger Agreement. The Company made available on its website an investor presentation with respect to the proposed transaction, a copy of which is incorporated herein by reference and furnished herewith as Exhibit 99.1.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), excluding Exhibit 99.1 hereto, are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (the “SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between the Company and Markforged, including statements regarding the proposed transaction, including the effects of the transaction, the anticipated timing of the transaction, the possibility of any termination of the merger agreement and the ability to satisfy the conditions to the consummation of the Merger Agreement and all other statements other than statements of historical fact that address activities, events or developments that the Company or Markforged intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s or Markforged’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements.

Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and Part 1, Item 1A, “Risk Factors” in Markforged’s Annual Report on Form 10-K for the year ended December 31, 2023, each filed with the SEC, and in other filings by the Company and Markforged with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between the Company and Markforged, including the possibility that Markforged shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of the Company and Markforged to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for the Company’s or Markforged’s products and services; global market, political and economic conditions, and in the countries in which the Company and Markforged operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that the Company or Markforged sells, or services that the Company or Markforged provide, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on the Company’s or Markforged’s supply chain and distribution network and consequently, the Company or Markforged’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against the Company or Markforged related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires the Company and Markforged to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of the Company or Markforged’s products; and disruptions of the Company’s or Markforged’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Proxy Statement. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Markforged’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Markforged’s Annual Reports on Form 20-F and Form 10-K, respectively, and Markforged’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Markforged undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Markforged intends to file with the SEC, the Proxy Statement. Markforged may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement or any other document that Markforged may file with the SEC. The definitive Proxy Statement (if and when available) will be mailed to shareholders of Markforged. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Proxy Statement (if and when available) and other documents containing important information about Markforged and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.nano-di.com/sec-filings-1/default.aspx.

Participants in the Solicitation

The Company, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024 and Markforged’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Markforged using the sources indicated above.

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of September 25, 2024, by and among Nano Dimension Ltd., Markforged Holding Corporation and Nano US II, Inc.*
10.1	Form of Voting Agreement and Support Agreement
99.1	Investor Presentation dated September 26, 2024

*	Certain exhibits and schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that the Company reserves the right to request confidential treatment for portions of any such documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.

(Registrant)

Dated: September 26, 2024	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel